Exhibit 10(m)(m)(m)

September 29, 2010

Michael J. Holston, Esq.

Executive Vice President and General Counsel

Hewlett-Packard Company

Dear Mike:

Over the last several months, you have provided extremely valuable support to both HP and the HP Board of Directors, and we would like to ensure your continued contribution to, and support of, HP and its new Chief Executive Officer in the future. As a result, we are pleased to enter into this Agreement with you:

Agreement Term:

The term of this Agreement shall be three years after which it may be renewed by written agreement of the parties.

Compensation:

No immediate adjustments will be made to your base pay, annual incentive opportunity or long-term incentive target award, but each of these elements of your compensation will be reviewed by the HR & Compensation Committee (the “Committee”) during its review of all Section 16 officer compensation in the regular timeframe. The Board will consider and determine, within a reasonable period of time after the selection of the new CEO, a special cash bonus in respect of your service during this transition period.

Severance Benefits:

Severance benefits for Section 16 officers are determined under the HP Severance Plan for Executive Officers (“SPEO”). In your case, while this Agreement remains in effect, a 2.0 multiplier (instead of a 1.5 multiplier) shall apply to determine the amount of your cash severance benefit under the SPEO. The other terms of the SPEO will continue to apply with respect to a determination of whether you are entitled to these benefits, except that a “qualifying termination” shall also include your resignation following (a) the relocation of your principal place of business more than 50 miles from its current location, or (b) a material adverse change in your authority, duties or responsibilities, or a material reduction in your compensation, without your prior written consent, but only if you have provided HP with notice of the material change within 60 days after the date of such change, and HP has failed to cure the change within 30 days thereafter. A material adverse change in your authority, duties or responsibilities includes, without limitation, your ceasing to be General Counsel of, or no longer reporting directly to the chief executive officer of, the top-tier parent company of the controlled group of corporations of which HP is a part.

In addition to the cash severance benefit payable under the SPEO, you will receive a pro-rata bonus under the annual Pay-for-Results Plan (or any successor) with respect to the fiscal year in which your termination occurs, based on your actual period of service through your date of termination, and actual performance on applicable metrics, payable following the end of the fiscal year during which your termination occurs and no later than March 15th of the following calendar year. In addition, the following treatment will apply to your outstanding equity awards in the event of a termination of your employment entitling you to benefits under the SPEO, as modified by this Agreement (such treatment to apply at such time as the release you are required to sign under the SPEO becomes effective):

Stock Options: Vesting shall be fully accelerated on all of your unvested stock options, and you shall have one year from your termination date (or the original expiration date, if earlier) to exercise all HP options;

Restricted Stock, RSU and PRU Awards: All restrictions shall be released on all time-based stock or stock unit awards. With respect to any PRUs or other performance-based awards (collectively “PBRUs”), payout shall be determined as if you had remained actively employed during the entire performance period, and calculated using actual performance with respect to completed fiscal years, and maximum performance for all fiscal years not completed as of the date of your termination. For purposes of compliance with Section 409A of the Internal Revenue Code (the “Code”), such awards shall be payable to you in shares at the following times:

(a) For PBRUs granted before the date of this Agreement, following the close of the applicable performance period; and

(b) For PBRUs granted on or after the date of this Agreement, at the time that your cash severance benefit is paid.

Benefits Following a Change in Control of HP:

In the event of your termination within 12 months following a Change in Control of HP (as defined in the Amended and Restated HP 2004 Stock Incentive Plan) due to the same events that would qualify you for cash benefits under the SPEO, as modified by this Agreement (e.g., a material adverse change in your duties or compensation, without your prior written consent), you will be entitled to receive:

(a) a cash severance benefit as calculated under the SPEO, using the 2.0 multiplier;

(b) an annual incentive award under the HP Pay-for-Results Plan (or any successor program) for the fiscal year in which your termination occurs based on your actual service through your date of termination, and assuming continued accruals with respect to such bonus at the rate in effect immediately prior to HP entering into an agreement that results in the Change in Control; and

(c) equity treatment as described above, except that all PBRUs shall be determined assuming maximum performance on all metrics and continuous service during the full performance period, and shall be settled in cash rather than shares at the times as specified above for a non-CIC qualifying termination.

If your receipt of the cash and other benefits payable under this paragraph (the “CIC Benefits”) would constitute an “excess parachute payment” for purposes of Section 280G of the Code, then either (i) the CIC Benefits shall be reduced by the minimum amount necessary to avoid any excise taxes under Code Section 4999 or (ii) you shall receive the full amount of the CIC Benefits without any reduction, whichever results in your receipt, on an after-tax basis (including after the imposition of any excise taxes under Code Section 4999), of the greatest amount of the CIC Benefits. If the CIC Benefits are so reduced, such reductions shall first apply to cash payments, with the last payment reduced first; next, to any equity or equity derivatives that are included under Code Section 280G at full value rather than accelerated value, with the highest value reduced first (applied first to performance-based awards and then to time-based awards); next to any non-cash, non-equity-based benefits, with the latest scheduled benefit reduced first; finally, to any equity or equity derivatives based on acceleration value, with the highest value reduced first (applied first to performance-based awards and then to time-based awards) (with all equity and equity derivative values to be determined under Treasury Regulation Section 1.280G-1, Q&A 24)). If you receive the full amount of the CIC Benefits without any reduction and such amounts qualify as an “excess parachute payment,” you shall be liable for all taxes related to such payments.

Miscellaneous:

In the event of your termination for any reason, the usual executive officer indemnification provisions will continue to apply, to the full extent permitted under Delaware law. Your receipt of severance or Change in Control benefits will be subject to your execution of a standard release of claims within 45 days after your termination of employment and, unless a later date is specified above, all cash payments described herein will be made net of required withholdings within 10 days after expiration of that 45-day period. Notwithstanding the foregoing, in the event that any of the benefits described in this Agreement would be subject to tax under Code Section 409A if paid within six months after your termination of employment (as the result of your status as a “specified employee” within the meaning of Code Section 409A), such amount shall be withheld and paid to you on the first business day of the seventh month following your termination, or upon your death, if earlier. In addition, your equity-based awards will be structured in compliance with this Agreement and Code Section 409A. You will be reimbursed for attorneys’ fees you have incurred in connection with negotiation of this Agreement, as well as any such fees you reasonably incur for review of this Agreement in connection with a Change in Control. All disputes regarding this Agreement will be submitted to arbitration in accordance with standard AAA rules, and you will be reimbursed for any attorneys’ fees you incur to obtain payment under this Agreement. All reimbursements shall be made in accordance with Code Section 409A. For purposes of HP’s policy regarding severance agreements for senior executives, any benefits realized with respect to your equity-based awards in connection with a termination of employment shall be treated as “permitted benefits” (as defined in the resolutions adopting such policy, dated July 18, 2003).

Acceptance of Agreement:

We are extremely pleased to have confirmed the terms of your continued service to HP, and we look forward to your continued support to the Board and HP’s new CEO. To indicate your agreement to these terms please sign and return a copy of this letter to me. The date of your acceptance of this Agreement will be the initial effective date of this Agreement.

Sincerely,

/s/ Lawrence T. Babbio, Jr.
Lawrence T. Babbio, Jr.
Chair, HR & Compensation Committee
HP Board of Directors

ACKNOWLEDGED AND AGREED:

/s/ Michael J. Holston
Michael J. Holston

Date: September 30, 2010